UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Brokers Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	OFFICIAL USE ONLY
	FIRM I.D. NO.

102 Xanadu Place

(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Lawless   561-406-2242

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assured Dimensions

(Name – *if individual, state last, first, middle name*)

2000 Banks Road Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Joseph Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinel Brokers Company, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GHAZALA AHMED NOTARY PUBLIC STATE OF FLORIDA My Comm. Expires October 7, 2020 No. GG 13620

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Brokers Company, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

December 31, 2019

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2019

Contents



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sentinel Brokers Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinel Brokers Company, Inc. as of December 31, 2019, the related statements of operations and changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sentinel Brokers Company, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sentinel Brokers Company, Inc.'s management. Our responsibility is to express an opinion on Sentinel Brokers Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sentinel Brokers Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Sentinel Brokers Company, Inc.'s financial statements. The supplemental information is the responsibility of Sentinel Brokers Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sentinel Brokers Company, Inc.'s auditor since 2019.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 24, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash and cash equivalents	$ 15,582
Marketable securities	1,259,168
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $80,305	2,853
	$1,277,603

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$10,176
Accrued payroll	49,042
	$59,218

Stockholder's equity

Common stock, 200 shares authorized, 100 shares issued and outstanding, no par value	100
Paid-in capital	564,624
Retained earnings	653,661
	$1,218,385
	$1,277,603

The accompanying notes are an integral part of the financial statements.

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2019

REVENUES

Commission income	$1,008,852
Trading Income	194,584
Interest and Dividend income	45,020
	$1,248,456

EXPENSES

Payroll and related costs	$ 705,314
Trade processing	174,723
Other expenses	171,318
	$1,051,355

NET INCOME BEFORE TAXES $ 197,101

Income Taxes	--
Net Income	$ 197,101

The accompanying notes are an integral part of the financial statements.

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

Cash flows from operating activities

Net income	$197,101
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,141
Changes in assets and liabilities:	
Marketable securities, net	(362,987)
Other assets	28,463
Accounts payable and accrued expenses	(41,643)
Net cash used in operating activities	**(177,925)**

Cash flows used in financing activities

Stockholder distributions	(141,410)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(319,335)
CASH AND CASH EQUIVALENTS - BEGINNING	334,917
CASH AND CASH EQUIVALENTS- END	$ 15,582

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ 1,502
Income taxes	$ 3,480

The accompanying notes are an integral part of the financial statements.

Sentinel Brokers Company, Inc.
<u>**Financial Statements**</u>
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2019

	<u># Shares</u>	Common <u>Stock</u>	Paid-in <u>Capital</u>	Retained <u>Earnings</u>	<u>Total</u>
Balance – Beginning	100	$100	$564,624	$597,970	$1,162,694
Net Income				197,101	197,101
Stockholder Distributions	-	-	-	(141,410)	(141,410)
Balance -End	<u>100</u>	<u>$100</u>	<u>$564,624</u>	<u>$653,661</u>	<u>$1,218,385</u>

The accompanying notes are an integral part of the financial statements.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2019.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Income Taxes

Effective July 1, 2011, the Company elected to be taxed as an "S' Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state and local income taxes in various states.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions.   The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense.

At December 31, 2019 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and the Company remains subject to income tax examinations generally for 2016 through 2019. There are presently no ongoing income tax examinations.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Revenue Recognition

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair as determined by management, which approximates estimated realizable value. It is reasonable possible that a change in such estimates may occur in the near term.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash and Equivalents

The Company has defined cash equivalents as highly liquid investments, purchased with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash equivalents are money market funds and brokerage account balances.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

2. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability. The availability of observable inputs can vary from security to security and is affected by the wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

	Level 1	Level 2	level 3	Total
Asset				
Municipal Bonds	$ -	$111,376	$ -	$ 111,376
Equity				
Common Stock	$ 682,753	-	-	$ 682,753
Preferred Stock	$ 465,039	-	-	$ 465,039
	$1,147,792	$111,376	$ -	$1,259,168

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equity Securities:
Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Municipal Bonds: The fair value of municipal bonds are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments.

The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bod, or single-named credit default swap spreads and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 or the fair value hierarchy.

SENTINEL BROKERS COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

3.   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
      BROKERS AND DEALERS PURSUANT TO RULE 15C3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop. Hilltop carries all of the accounts of such customers and maintains and preserves such books and records.

4.   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule Rule (15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $1,032,631 which was $932,631 in excess of its required net capital of $100,000. The Company had a percentage indebtedness to net capital of 5.73% as of December 31, 2019.

5. **COMMITMENTS AND CONTENGICIES**

During 2019 the Company occupied no office space and has no outstanding leases.

6. **BANK CREDIT LINE**

The Company maintains a revolving line of credit with Chase Bank in the amount of $75,000. There were no borrowings against the line as of December 31,2019.

Supplementary Schedules

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2019

Sentinel Brokers Company, Inc.

Supplemental Schedules Required by Rule 17a-5

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended December 31, 2019

Computation of Net Capital

Total Stockholder's equity:		$ 1,218,385
Nonallowable assets:		
Property and equipment	2,853	
Other investments and receivable:	-0-	(2,853)
Other Charges:		
Haircuts	153,988	
Undue Concentration	28,913	(182,901)
Net allowable capital		$1,032,631

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$3,948
Minimum dollar net capital requirement of reporting broker or dealer	$100,000
Net capital requirement	$100,000
Excess net capital	$932,631

Sentinel Brokers Company, Inc.

Supplemental Schedules Required by Rule 17a-5

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended December 31, 2019

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$59,218
Percentage of aggregate indebtedness to net capital	5.73%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FormX-17A-5 Part IIA filing.

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Hilltop Securities.

Sentinel Brokers Company, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2019

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

February 10, 2020

To Whom it May Concern:

Sentinel Brokers Company, Inc.'s ; EXEMPTION REPORT

Sentinel Brokers Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. , 240.17a-5, "Reports to be made by certain broker-dealers"). This exemption report was made as required by 17 C.F.R. , 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. , 240.15c3-3 under the provisions of 17 C.F.R. , 240.15c3-3(k)(2)(ii):
2) The Company met the identified exemption provision in 17 C.F.R. , 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Joseph Lawless, swear that, to the best of my knowledge and belief: this Exemption Report is true and correct.



Joseph Lawless

President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of **Sentinel Brokers Company, Inc.:**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Sentinel Brokers Company, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Sentinel Brokers Company, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) **Sentinel Brokers Company, Inc.** stated that **Sentinel Brokers Company, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Sentinel Brokers Company, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Sentinel Brokers Company, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 24, 2020

ASSURANCE DIMENSIONS **CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Sentinel Brokers Company. Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
6As of and for the Year-Ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of **Sentinel Brokers Company, Inc.:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by **Sentinel Brokers Company, Inc.** and the SIPC, solely to assist you and SIPC in evaluating **Sentinel Brokers Company, Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. **Sentinel Brokers Company, Inc.'s** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **Sentinel Brokers Company, Inc.'s** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **Sentinel Brokers Company, Inc.** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 24, 2020

ASSURANCE DIMENSIONS **CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com